VIA EDGAR (FILED AS CORRESPONDENCE) AND FEDERAL EXPRESS

May 24, 2005

Mr. Brian Cascio

Accounting Branch Chief

United States Securities & Exchange Commission

Division of Corporation Finance

450 Fifth Street, N. W. – Mail Stop 0306

Washington, D. C. 20549-0306

Re:	Applied Materials, Inc.
Form 8-K dated February 15, 2005
Filed February 15, 2005
File No. 000-06920

Dear Mr. Cascio:

Please find below Applied Materials, Inc.’s (“Applied” or “the Company”) responses to your April 22, 2005 comment letter to me regarding Applied’s Form 8-K filed February 15, 2005. For your convenience, we have reproduced your comment.

SEC Staff Comment - Form 8-K dated February 15, 2005.

We note that you present non-GAAP measures in the form of a Supplemental Consolidated Condensed Statement of Operations – Ongoing Basis. That format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP restructuring, asset impairments and other charges, non-GAAP income from operations, non-GAAP income before income taxes, non-GAAP provision for income taxes, non-GAAP net income and non-GAAP EPS which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and an explanation of why you believe the measures provide useful information to investors.

Mr. Brian Cascio

Accounting Branch Chief

May 24, 2005

In future filings, to eliminate investor confusion please remove the Supplemental Consolidated Condensed Statement of Operations – Ongoing Basis and disclose only those non-GAAP measures used by management with the appropriate reconciliations and disclosures.

Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the FAQ for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. The revised disclosure should clarify the reference to the supplemental results on an “ongoing basis” and include a discussion, in sufficient detail, of the following for each non-GAAP measure:

•	The substantive reasons why management believes each non-GAAP measure provides useful information to investors;

•	The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use each measure; and

•	The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Company Response:

In future filings, the Company will remove the Supplemental Consolidated Condensed Statement of Operations – Ongoing Basis. In the event that the Company experiences noteworthy non-recurring events, the Company will disclose only the non-GAAP measures used by management with the appropriate reconciliations and disclosures for each non-GAAP measure.

For the second fiscal quarter of 2005 ended May 1, 2005, the Company did not disclose any non-GAAP measures and thus did not provide supplemental reconciliations or disclosures.

* * * *

As required by the Commission and in connection with responding to the staff’s comments with respect to the above-captioned Form 8-K, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Brian Cascio

Accounting Branch Chief

May 24, 2005

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands the importance of and is committed to complying with all applicable SEC rules and regulations. Therefore, should you require additional information or clarification with respect to the Company’s responses, or wish to discuss the responses further, please contact me at (408) 748-5079 or Ms. Yvonne Weatherford, Corporate Vice President and Corporate Controller, at (408) 235-6030.

Sincerely,

/s/ Nancy H. Handel

Nancy H. Handel

Senior Vice President and Chief Financial Officer